UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended __________ Commission file number: __________

SKEENA RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

British Columbia	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number)

	1021 West Hastings Street, Suite 650 Vancouver, British Columbia, Canada, V6E 0C3 604-684-8725
(Address and Telephone Number of Registrant’s Principal Executive Offices)

CT Corporation System 28 Liberty Street New York, New York 10005 (212) 894-8940
(Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, without par value	SKE	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐	Annual Information Form	☐	Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☐ No ☒

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

INTRODUCTORY INFORMATION

In this Registration Statement on Form 40-F (including the exhibits hereto, this “Form 40-F”), references to “Skeena” and the “Registrant” mean Skeena Resources Limited and its subsidiaries, unless the context suggests otherwise.

NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 40-F may be deemed “forward-looking statements” within the meaning of applicable securities laws. All statements other than statements of historical fact included in this Form 40-F are forward-looking statements, including, without limitation, statements regarding activities, events or developments that we expect or anticipate may occur in the future. Such forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “budget” or “budgeted”, “scheduled”, “estimates”, “projects”, “intends”, “proposes”, “complete”, “anticipates” or “does not anticipate”, “believes”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “proposed”, “potential”, or variations of such words and phrases or statements that certain actions, events, or results “may”, “can”, “could”, “would”, “might”, “will be taken”, “occur”, “continue”, or “be achieved” or similar words and expressions or the negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include, but are not limited to estimates, plans, expectations, opinions, forecasts, projections, priorities, strategies, targets, guidance, or other statements that are not statements of fact.

Forward-looking statements in this Form 40-F include, but are not limited to, statements with respect to:

•	the performance of the Registrant’s business and operations;

•	the development, expansion, and assumed future results of operations of the Registrant’s projects;

•	the intention to grow the business and operations of the Registrant;

•	the applicability of certain laws, regulations, and any amendments thereof;

•	the ability to access sufficient capital from internal and external sources to carry on operations and the ability to access sufficient capital on favorable terms;

•	anticipated outcomes of lawsuits and other legal issues, and their direct and indirect impacts on other activities of the Registrant, particularly in relation to (but not limited to) potential receipt or retention of regulatory approvals, permits and licenses and ongoing civil claims;

•	treatment under governmental regulatory regimes;

•	stability and anticipated actions of various governments, including those who consider themselves self-governing;

•	collection of receivables;

•	the estimation of mineral resources;

•	anticipated conclusions of economic assessments of projects;

•	the accuracy of capital and operating cost estimates for projects;

•	the ability to attract and retain skilled staff;

•	requirements for additional capital;

•	the ability of the Registrant to generate cash flow from operations;

•	expectations of market prices and costs;

•	income and sales tax regulatory matters, competition, sales projections, currency, and interest rate fluctuations;

•	the competitive and business strategies of the Registrant;

•	the success of exploration programs;

•	the realization of mineral reserve estimates;

•	continuation of rights to explore and mine;

•	exploration, development and expansion plans and objectives;

•	the ability to expand existing mineral reserves and mineral resources, generally;

•	the future development, costs and outcomes of the Registrant’s exploration projects; and

•	the success of undeveloped mining activities.

There can be no assurance that the plans, intentions or expectations upon which such forward-looking statements are based will occur or, even if they do occur, will result in the performance, events or results expected. In addition, these statements are subject to known and unknown risks, uncertainties and other factors and assumptions which could cause the actual results, performance or achievements of the Registrant to be materially different from any future results, performance or achievements expressed in or implied by the forward-looking statements. Such factors and assumptions include, without limitation: (i) its ability to generate cash flow from operations and obtain necessary financing on acceptable terms; (ii) general economic, financial market, regulatory, and political conditions in which it operates; (iii) existence of a basic level of public support for mine development from the local community; (iv) competition; (v) anticipated and unanticipated costs; (vi) government and Tahltan Nation regulation of its activities and production and in the areas of taxation and environmental protection; (vii) the timely receipt of any required regulatory approvals; (viii) its ability to obtain qualified staff, equipment, and services in a timely and cost efficient manner; (ix) its ability to conduct operations in a safe, efficient, and effective manner; (x) the ability to obtain permits or approvals required to conduct planned exploration programs; (xi) the results of exploration; (xii) the accuracy of geological and engineering assumptions; (xiii) the likelihood of future operational difficulties (including cost escalation, unavailability of materials and equipment, industrial disturbances or other job action and possible events related to health, safety and environmental matters); (xiv) the likelihood of social unrest; (xv) the likelihood of the failure of counterparties to perform their contractual obligations; (xvi) changes in priorities, plans, strategies and prospects; (xvii) general economic, industry, business and market conditions; (xviii) disruptions or changes in the credit or securities markets; (xix) changes in law, regulation, or application and interpretation of the same; (xx) the ability to implement business plans and strategies, and to pursue business opportunities; (xxi) rulings by courts or arbitrators, proceedings and investigations; (xxii) inflationary pressures; (xxiii) the future impacts of the COVID-19 pandemic, or other future significant new diseases; and (xxiv) various other events, conditions or circumstances that could disrupt Skeena’s priorities, plans, strategies and prospects, including, but not limited to, those described in the Registrant’s Annual Information Form for the year ended December 31, 2020 filed as Exhibit 99.11 to this Form 40-F (the “2020 AIF”), in the Registrant’s Management’s Discussion & Analysis for the years ended December 31, 2020 and 2019 filed as Exhibit 99.10 to this Form 40-F (the “2020 MD&A”) and in the Technical Report and Prefeasibility Study, authored by Ausenco Engineering Canada Inc., AGP Mining Consultants Inc. and SRK Consulting (Canada) Inc., dated as of July 22, 2021 filed as Exhibit 99.69 to this Form 40-F (the “Prefeasibility Study”).

Certain of the forward-looking statements and other information contained herein concerning the mining industry and the general expectations of Skeena concerning the mining industry are based on estimates prepared by Skeena using data from publicly available governmental sources, market research, industry analysis, and on assumptions based on data and knowledge of the mining industry, which Skeena believes to be reasonable. However, although generally indicative of relative market positions, market shares, and performance characteristics, such data is inherently imprecise. While Skeena is not aware of any misstatement regarding any industry or government data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.

Although the Registrant has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be risks, uncertainties and other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended, including, without limitation, the risk factors listed under the headings “Risk Factors” in the 2020 AIF and the 2020 MD&A and in other filings that the Registrant has made and may make with applicable securities authorities in the future. No assurance can be given that these expectations will prove to be correct and such forward-looking statements in this Form 40-F or incorporated by reference herein should not be unduly relied upon. The forward-looking statements included in this Form 40-F are made only as of the date of this Form 40-F, and the forward-looking statements incorporated by reference in this Form 40-F are made only as of the date of such statements. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In preparing this Form 40-F, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

Skeena is permitted, under a multijurisdictional disclosure system (“MJDS”) adopted by the United States, to prepare this Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. Skeena is also subject to Canadian auditing and auditor independence standards, which are different from U.S. auditing and auditor independence standards.

Skeena prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Accordingly, Skeena’s financial statements, including those prepared after the date of this Form 40-F, may not be comparable to those prepared by U.S. companies. In addition, Skeena is not required to prepare a reconciliation of its financial statements between IFRS and U.S. generally accepted accounting principles, and has not quantified such differences, which may be significant.

NOTICE REGARDING PRESENTATION OF SKEENA’S MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Skeena’s mineral reserves and mineral resources have been estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) as required by Canadian securities regulatory authorities, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards – For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”). The U.S. Securities and Exchange Commission (the “SEC”) has mineral property disclosure rules in Regulation S-K Subpart 1300 applicable to issuers with a class of securities registered under the Securities Exchange Act of 1934 (the “Exchange Act”), which rules were updated effective February 25, 2019 (the “SEC Mineral Property Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. Skeena is not required to provide disclosure on its mineral properties under the SEC Mineral Property Rules or their predecessor rules under SEC Industry Guide 7 because it is a “foreign private issuer” under the Exchange Act and entitled to file reports with the SEC under MJDS.

The SEC Mineral Property Rules include terms describing mineral reserves and mineral resources that are substantially similar, but not always identical, to the corresponding terms under the CIM Definition Standards. The SEC Mineral Property Rules allow estimates of “measured”, “indicated” and “inferred” mineral resources. The SEC Mineral Property Rules’ definitions of “proven mineral reserve” and “probable mineral reserve” are substantially similar to the corresponding CIM Definition Standards. Investors are cautioned that, while these terms are substantially similar to definitions in the CIM Definition Standards, differences exist between the definitions under the SEC Mineral Property Rules and the corresponding definitions in the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Skeena may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Skeena prepared the mineral reserve or mineral resource estimates under the standards adopted under the SEC Mineral Property Rules.

In addition, investors are cautioned not to assume that any part or all of Skeena’s mineral resources constitute or will be converted into reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured”, “indicated”, or “inferred” mineral resources that Skeena reports in this Form 40-F are or will be economically or legally mineable. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or prefeasibility studies, except in rare cases where permitted under NI 43-101.

For these reasons, the mineral reserve and mineral resource estimates and related information in this Form 40-F may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, Skeena hereby incorporates by reference Exhibits 99.1 through 99.157, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, Skeena has filed written consents of the experts named in the foregoing exhibits as Exhibits 99.158 through 99.171, inclusive, as set forth in the Exhibit Index attached hereto.

DESCRIPTION OF THE SECURITIES

A description of the Common Shares registered pursuant to this Form 40-F is set forth in the section entitled “Description of Capital Structure” on page 42 of the 2020 AIF, attached hereto as Exhibit 99.11, and is incorporated by reference herein.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into U.S. dollars, on October 21, 2021 based upon the noon rate of exchange as quoted by the Bank of Canada was US$1.00 = Cdn$1.19.

OFF-BALANCE SHEET ARRANGEMENTS

Skeena does not have any off-balance sheet arrangements (as defined in General Instruction B.(11)(ii) of Form 40-F).

TABULAR DISCLOSURE OF contractual obligations

At September 30, 2021, the Registrant had the following contractual obligations outstanding (expressed in Canadian Dollars) (in thousands):

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Commitment to spend on exploration (1)	9,750	-	9,750	-	-
Lease obligations	1,591	608	758	225	-
Reclamation and mine closure (2)	5,137	22	113	43	4,958
Other long-term obligations	800	800	-	-	-
Total	$17,278	$1,430	$10,621	$268	$4,958

(1) Commitment to spend exploration represents commitments to spend on qualifying Canadian Exploration Expenses (“CEE”) as defined in Canadian Income Tax Act. The Registrant issued flow-through common shares in August and September 2021, and thus the Registrant is required to spend the proceeds on CEE prior to December 31, 2022.

(2) Reclamation and mine closure amounts represent the Registrant’s estimate of the cash flows associated with its legal obligation to reclaim mining properties. This amount will increase as site disturbances increase, and will decrease as reclamation work is completed. Amounts shown on the table are undiscounted.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities registered pursuant to Form 40-F, the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this Registration Statement, the Registrant shall file a Form F-X with the SEC. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the SEC by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the United States Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 22, 2021		SKEENA RESOURCES LTD.

	By:	/s/ Andrew MacRitchie
Name: Andrew MacRitchie
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document
Annual Information
99.1*	Annual Audited Consolidated Financial Statements for the Years Ended December 31, 2019 and December 31, 2018
99.2*	Management Discussion and Analysis for the Years Ended December 31, 2019 and December 31, 2018
99.3*	Certification of Annual Filings – CEO (Form 52-109FV1) dated April 27, 2020
99.4*	Certification of Annual Filings – CFO (Form 52-109FV1) dated April 27, 2020
99.5*	Annual Information Form for the Fiscal Year Ended December 31, 2019, dated August 17, 2020
99.6*	Amended and Restated Annual Information Form for the Fiscal Year Ended December 31, 2019 dated August 19, 2020
99.7*	Certification of Annual Filings with Voluntarily Filed AIF – CEO (Form 52-109F1-AIF) dated August 19, 2020
99.8*	Certification of Annual Filings with Voluntarily Filed AIF – CFO (Form 52-109F1-AIF) dated August 19, 2020
99.9*	Annual Audited Consolidated Financial Statements for the Years Ended December 31, 2020 and December 31, 2019
99.10*	Management Discussion and Analysis for the Years Ended December 31, 2020 and December 31, 2019
99.11*	Annual Information Form for the fiscal year ended December 31, 2020, dated March 25, 2021
99.12*	Certification of Annual Filings – CEO (Form 52-109F1) dated March 30, 2021
99.13*	Certification of Annual Filings – CFO (Form 52-109F1) dated March 30, 2021
Interim Information
99.14*	Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2020 and March 31, 2019
99.15*	Management Discussion and Analysis for the Three Months Ended March 31, 2020 and March 31, 2019
99.16*	Certification of Interim Filings – CEO (Form 52-109FV2) dated May 29, 2020
99.17*	Certification of Interim Filings – CFO (Form 52-109FV2) dated May 29, 2020
99.18*	Condensed Interim Consolidated Financial Statements for the Three Months and Six Months Ended June 30, 2020 and 2019
99.19*	Management Discussion and Analysis for the Three and Six Months Ended June 30, 2020 and June 30, 2019
99.20*	Certification of Interim Filings – CEO (Form 52-109FV2) dated August 19, 2020
99.21*	Certification of Interim Filings – CFO (Form 52-109FV2) dated August 19, 2020
99.22*	Condensed Interim Consolidated Financial Statements for the Three and Nine Months ended September 30, 2020 and September 30, 2019
99.23*	Management Discussion and Analysis for the Three and Nine Months ended September 30, 2020 and September 30, 2019
99.24*	Certification of Interim Filings Following an Initial Public Offering, Reverse Takeover or Becoming a Non-Venture Issuer – CEO (Form 52-109F2) dated November 13, 2020
99.25*	Certification of Interim Filings Following an Initial Public Offering, Reverse Takeover or Becoming a Non-Venture Issuer – CFO (Form 52-109F2) dated November 13, 2020
99.26*	Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2021 and March 31, 2020
99.27*	Management Discussion and Analysis for the Three Months ended March 31, 2021 and March 31, 2020
99.28*	Certification of Interim Filings – CEO (Form 52-109F2) dated May 17, 2021
99.29*	Certification of Interim Filings – CFO (Form 52-109F2) dated May 17, 2021
99.30*	Condensed Interim Consolidated Financial Statements for the Three Months and Six Months Ended June 30, 2021 and 2020

99.31*	Management Discussion and Analysis for the Three and Six Months Ended June 30, 2021 and June 30, 2020
99.32*	Certification of Interim Filings – CEO (Form 52-109F2) dated August 13, 2021
99.33*	Certification of Interim Filings – CFO (Form 52-109F2) dated August 13, 2021
Shareholder Meeting Materials
99.34*	Notice and Record Date of the Annual General and Special Meeting of Shareholders dated August 14, 2020
99.35*	Notice and Record Date of the Annual General and Special Meeting of Shareholders dated September 16, 2020
99.36*	Information Circular In respect of the Annual and Special General Meeting of Shareholders to be held on October 15, 2020 dated September 16, 2020
99.37*	Notice and Record Date of the Annual General Meeting of Shareholders dated May 13, 2021
99.38*	Information Circular In respect of the Annual General Meeting of Shareholders to be held on June 30, 2021 dated May 27, 2021
99.39*	Notice and Record Date of the Annual General Meeting of Shareholders dated May 27, 2021
99.40*	Report of Voting Results (NI 51-102) dated June 30, 2021
Other Material Documents Filed with Canadian Securities Regulators
99.41*	Alternative Monthly Report (Form 62-103F3) dated April 9, 2020
99.42*	Material Change Report (Form 51-102F3) dated April 15, 2020
99.43*	Material Change Report (Form 51-102F3) dated June 15, 2020
99.44*	Material Change Report (Form 51-102F3) dated July 9, 2020
99.45*	Early Warning Report (Form 62-103F1) dated August 4, 2020
99.46*	Alternative Monthly Report (Form 62-103F3) dated August 10, 2020
99.47*	Independent Technical Report for the Snip Project, Canada (NI 43-101) dated July 21, 2020
99.48*	Certificate of Qualified Person (SRK Consulting (Canada) Inc.) (NI 43-101) dated September 3, 2020
99.49*	Amended and Restated Report for the Snip Project, Canada (NI 43-101) dated July 21, 2020
99.50*	Certificate of qualified person (SRK Consulting (Canada) Inc.) (NI 43-101) dated September 3, 2020
99.51*	Notice Pursuant to Sec. 11.2 of NI 51-102 dated September 18, 2020
99.52*	Material Change Report (Form 51-102F3) dated October 9, 2020
99.53*	Amended and Restated Option Agreement, dated August 3, 2020, between Barrick Gold Inc. and Skeena Resources Limited
99.54*	Investor Rights Agreement, dated October 2, 2020, between Skeena Resources Limited and Barrick Gold Inc.
99.55*	Alternative Monthly Report (Form 62-103F3) dated November 10, 2020
99.56*	Investor Presentation, Eskay Creek Project, dated November 10, 2020
99.57*	Early Warning Report (Form 62-103F1) dated November 17, 2020
99.58*	Material Change Report (Form 51-102F3) dated November 27, 2020
99.59*	Independent Technical Report for the Eskay Creek Au-Ag Project, Canada (NI 43-101) dated April 7, 2021
99.60*	Certificate of SRK Consulting (Canada) Inc., Grant Carlson (NI 43-101) dated April 7, 2021
99.61*	Certificate of SRK Consulting (Canada) Inc., Sheila Ulanksy (NI 43-101) dated April 7, 2021
99.62*	Material Change Report (Form 51-102F3) dated April 13, 2021
99.63*	Amended Material Change Report (Form 51-102F3) dated April 13, 2021, as amended May 6, 2021
99.64*	Material Change Report (Form 51-102F3) dated May 25, 2021
99.65*	Restricted Share Unit Plan dated June 1, 2021
99.66*	Material Change Report (Form 51-102F3) dated June 17, 2021
99.67*	Stock Option Plan, As Amended dated June 30, 2021
99.68*	Material Change Report (Form 51-102F3) dated July 23, 2021
99.69**	Technical Report and Prefeasibility Study - NI 43-101 dated July 22, 2021 and filed September 1, 2021
99.70**	Report of Exempt Distribution (Form 45-106F1) dated September 2, 2021

99.71**		Certificate of AGP Mining Consultants Inc. (Canada), Willie Hamilton (NI 43-101) dated September 1, 2021
99.72**		Certificate of AGP Mining Consultants Inc. (Canada), Roland Tosney (NI 43-101) dated September 1, 2021
99.73**		Certificate of Ausenco Engineering Canada Inc. (Canada), Tommaso Roberto Raponi (NI 43-101) dated September 1, 2021
99.74**		Certificate of Ausenco Engineering Canada Inc. (Canada), Scott Elfen (NI 43-101) dated September 1, 2021
99.75**		Certificate of ERM Consultants Canada Ltd., Rolf Schmitt (NI 43-101) dated September 1, 2021
99.76**		Certificate of SRK Consulting, Adrian Dance (NI 43-101) dated September 1, 2021
99.77**		Certificate of SRK Consulting, Sheila Ulansky (NI 43-101) dated September 1, 2021
News Releases
99.79**		News Release dated January 9, 2020
99.80**		News Release dated January 14, 2020
99.81**		News Release dated January 17, 2020
99.82**		News Release dated February 4, 2020
99.83**		News Release dated February 11, 2020
99.84**		News Release dated February 26, 2020
99.85**		News Release dated March 10, 2020
99.86**		News Release dated March 31, 2020
99.87**		News Release dated April 15, 2020
99.88**		News Release dated April 23, 2020
99.89**		News Release dated May 1, 2020
99.90**		News Release dated May 5, 2020
99.91**		News Release dated May 8, 2020
99.92**		News Release dated June 1, 2020
99.93**		News Release dated June 4, 2020
99.94**		News Release dated June 15, 2020
99.95**		News Release dated June 17, 2020
99.96**		News Release dated July 6, 2020
99.97**		News Release dated July 21, 2020
99.98**		News Release dated July 27, 2020
99.99**		News Release dated August 4, 2020
99.100	**	News Release dated August 20, 2020
99.101	**	News Release dated August 25, 2020
99.102	**	News Release dated September 3, 2020
99.103	**	News Release dated September 9, 2020
99.104	**	News Release dated September 15, 2020
99.105	**	News Release dated October 5, 2020
99.106	**	News Release dated October 14, 2020
99.107	**	News Release dated October 20, 2020
99.108	**	News Release dated October 27, 2020
99.109	**	News Release dated November 10, 2020
99.110	**	News Release dated November 11, 2020
99.111	**	News Release dated November 17, 2020
99.112	**	News Release dated November 19, 2020
99.113	**	News Release dated November 24, 2020
99.114	**	News Release dated November 27, 2020
99.115	**	News Release dated December 8, 2020
99.116	**	News Release dated December 15, 2020
99.117	**	News Release dated December 17, 2020
99.118	**	News Release dated December 22, 2020
99.119	**	News Release dated January 6, 2021
99.120	**	News Release dated January 19, 2021
99.121	**	News Release dated January 26, 2021

99.122	**	News Release dated January 28, 2021
99.123	**	News Release dated February 3, 2021
99.124	**	News Release dated February 10, 2021
99.125	**	News Release dated February 17, 2021
99.126	**	News Release dated February 24, 2021
99.127	**	News Release dated March 2, 2021
99.128	**	News Release dated March 8, 2021
99.129	**	News Release dated March 31, 2021
99.130	**	News Release dated April 7, 2021
99.131	**	News Release dated April 8, 2021
99.132	**	News Release dated April 13, 2021
99.133	**	News Release dated April 16, 2021
99.134	**	News Release dated April 16, 2021
99.135	**	News Release dated April 27, 2021
99.136	**	News Release dated May 4, 2021
99.137	**	News Release dated May 10, 2021
99.138	**	News Release dated May 10, 2021
99.139	**	News Release dated May 17, 2021
99.140	**	News Release dated May 20, 2021
99.141	**	News Release dated May 21, 2021
99.142	**	News Release dated May 25, 2021
99.143	**	News Release dated May 31, 2021
99.144	**	News Release dated June 4, 2021
99.145	**	News Release dated June 10, 2021
99.146	**	News Release dated June 30, 2021
99.147	**	News Release dated July 7, 2021
99.148	**	News Release dated July 22, 2021
99.149	**	News Release dated August 4, 2021
99.150	**	News Release dated September 1, 2021
99.151	**	News Release dated September 7, 2021
99.152	**	News Release dated September 9, 2021
99.153	**	News Release dated September 17, 2021
99.154	**	News Release dated October 1, 2021
99.155	**	News Release dated October 4, 2021
99.156	**	News Release dated October 15, 2021
Consents
99.158	**	Consent of Roland Tosney dated October 22, 2021
99.159	**	Consent of Willie Hamilton dated October 22, 2021
99.160	**	Consent of Adrian Dance dated October 22, 2021
99.161	**	Consent of Sheila Ulansky dated October 22, 2021
99.162	**	Consent of Grant Carlson dated October 22, 2021
99.163	**	Consent of Ronald Uken dated October 22, 2021
99.164	**	Consent of Scott Elfen dated October 22, 2021
99.165	**	Consent of Tommaso Roberto Raponi dated October 22, 2021
99.166	**	Consent of Rolf Schmitt dated October 22, 2021
99.167	**	Consent of Robin Kalanchey dated October 22, 2021
99.168	**	Consent of Scott Weston dated October 22, 2021
99.169	**	Consent of Gordon Zurowski dated October 22, 2021
99.170	**	Consent of Paul Geddes dated October 22, 2021
99.171	*	Consent letter of Grant Thornton LLP dated October 22, 2021

* Filed herewith

** To be filed by amendment